SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

(Mark One)

[ X ]Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

OR

[    ]Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number:001-32242

Domino’s Pizza 401(k) Savings Plan

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Domino’s Pizza, Inc.

30 Frank Lloyd Wright Drive

Ann Arbor, Mi 48106

(Name of issuer of the securities held

pursuant to the plans and the address

of its principal executive offices)

(734) 930-3030

(Registrant’s telephone number,

including area code)

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE

EXHIBIT

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Domino’s Pizza 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Domino’s Pizza 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Domino’s Pizza 401(k) Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Form 5500, Schedule H, Item 4i - Assets Held at End of Year as of December 31, 2014 and Form 5500, Schedule H, Item 4a - Delinquent Participant Contributions Form for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of Domino’s Pizza 401(k) Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Southfield, Michigan

June 22, 2015

Domino’s Pizza 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2014	2013
Assets - Investments:
Investments in mutual funds	$91,513,432	$113,150,566

Investments in common collective trust funds	55,609,725	25,056,968

Investment in Domino's Pizza, Inc. Stock Fund
Investment in Domino's Pizza, Inc. common stock	44,976,635	38,599,815
Investment in interest bearing cash account	1,904,804	1,511,204

Total investments at fair value	194,004,596	178,318,553

Notes Receivable from Participants	4,752,951	4,647,183

Net Assets Reflecting All Investments at Fair Value	198,757,547	182,965,736

Adjustments from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(206,024)	(208,921)

Net Assets Available for Plan Benefits	$198,551,523	$182,756,815

The accompanying notes are an integral part of these financial statements.

Domino’s Pizza 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2014

Additions
Investment income:
Interest and dividends	$3,946,862
Net change in fair value of investments:
Mutual funds	2,003,904
Common collective trusts	3,458,913
Domino's Pizza, Inc. common stock fund	12,755,722

Total investment income	22,165,401

Interest income on notes receivable from participants	206,858

Contributions:
Employee	8,811,174
Employer	4,224,172
Rollover	453,385

Total contributions	13,488,731

Total additions	35,860,990

Deductions
Participant withdrawals	(20,039,032)
Administrative expenses	(27,250)

Total deductions	(20,066,282)

Net Increase in Net Assets Available for Plan Benefits	15,794,708

Net Assets Available for Plan Benefits - Beginning of year	182,756,815

Net Assets Available for Plan Benefits - End of year	$198,551,523

The accompanying notes are an integral part of these financial statements.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 1 - Description of Plan

General – The following description of the Domino’s Pizza (the “Company” and the “Plan Administrator”) 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.  The Plan is a defined contribution plan for the benefit of certain employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Participants should refer to the Plan document for a complete description of the Plan’s provisions.  Fidelity Management Trust Company (the “Trustee”) administers and invests the assets of the Plan and the income therefrom for the benefit of the Plan’s participants.

Eligibility - A person may become a participant in the Plan on the first day he or she meets the following requirements:

1.	The person is employed by the Company or an affiliated company which has adopted the Plan for the person’s job classifications and/or location.
2.	The person has completed at least 1,000 hours of service.
3.	The person is not employed in a bargaining unit covered by a collective bargaining agreement unless it provides for Plan coverage of bargaining unit members.
4.	The person has attained age 21.
5.	The person is a citizen or resident of the United States.

Contributions – Each year, participants may contribute up to 50 percent of eligible wages, as defined in the Plan document, not to exceed the maximum amount allowed annually under the provisions of the Internal Revenue Code (the “Code”).  Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions.  The Company provides a matching contribution in the amount of 100 percent of the first three percent of each employee’s elective deferrals and 50 percent of the next two percent of each employee’s elective deferrals.  The Company may also make discretionary contributions, including profit-sharing contributions, to the Plan.  There were no discretionary contributions made by the Company during the years ended December 31, 2014.  The Company’s matching contributions were made in cash and were based on the participant’s investment allocation in the participant’s accounts in 2014.

Vesting - Participants’ contributions, the Company’s matching contributions, and income earned thereon are immediately fully vested.  The vesting schedule for discretionary profit-sharing contributions is graded over five years.  A participant is 100 percent vested in discretionary profit-sharing contributions after five years of continuous service.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 1 - Description of Plan (Continued)

Forfeitures - Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan.  Any forfeited amounts may be used to reduce future Company contributions and administrative expenses.  As of December 31, 2014 and 2013, the Plan had outstanding forfeitures of $66,856 and $64,284, respectively, available to reduce future Company contributions and administrative expenses.  In 2014, administrative expenses were reduced by $2,572 from Plan forfeitures.

Participant Accounts - Each participant’s account is credited with the participant’s voluntary contributions, the participant’s specific fund earnings, an allocation of the Company’s matching and, if any, discretionary contributions, and charged with an allocation of Plan administrative expenses.  Allocations are based on participant earnings or account balances or compensation, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Plan Benefits - Distribution of Plan benefits begins when the earliest of the following have occurred: (1) within 60 days of the close of the Plan year in which the participant attains age 70½ or (2) the participant terminates service with the Company.  Participants may also elect to make withdrawals at age 59½ without tax penalty.

Plan benefits are distributed in the form of either a series of payments or a lump-sum payment as elected by the participant.

Participant Withdrawals - Participants may withdraw funds from their accounts if the Trustee determines that a withdrawal is necessary to avoid certain financial hardships, as permitted under the Code, or death, disability or for any reason after reaching age 59½.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right to amend, modify, terminate, withdraw from, or suspend contributions to the Plan at any time under the provisions of ERISA.  In the event of termination of the Plan all participant accounts become fully vested and are distributed to the participants in accordance with the Plan document.

Notes Receivable from Participants - Participants may borrow funds from their account balance.  A note may not be less than $1,000 and may not exceed the lesser of 50 percent of the vested portion of the participant’s total account balance or $50,000.  The Plan Administrator establishes the terms of the note agreement, secured by the balance in the participant’s account.  The note agreement bears interest at rates that range from 4.25% to 11.00%, which are commensurate with local prevailing rates as determined by the Plan Administrator.  Notes must be repaid within five years.  Principal and interest is paid ratably through bi-weekly payroll deductions.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition – Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Plan’s investments are stated at fair value, except for its common collective trust fund investment (the Managed Income Portfolio or “MIP”), which is valued at contract value.  Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits.  The reported value of the common collective trust fund is at the Net Asset Value (“NAV”), which is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Shares of employer securities are valued based on quoted prices at year end.

The MIP is comprised of public investment securities valued at NAV, and a participant’s ownership of the MIP is represented by units.  Units are issued and redeemed daily at the MIP’s constant NAV of $1 per unit.  The MIP allows for daily liquidity with no additional notice required for redemption.  Although it is the policy of the MIP to use its best efforts to maintain a stable NAV of $1 per unit, there is no guarantee that the MIP will be able to maintain that value.  The MIP is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan. The Plan purchases a wrap contract from a financial services institution. A MIP credits a stated interest rate for a specified period of time. Investment gains and losses from the underlying investments in the synthetic guaranteed investment contract are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis.

Participants ordinarily may request the withdrawal or transfer of all or a portion of their investment in the MIP at contract value.  Contract value represents contributions made to the MIP plus earnings less participant withdrawals and administrative expenses.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (continued)

Withdrawals initiated by the Plan Administrator will normally be provided at contract value as soon as practicable within twelve months following written notice to the MIP trustee.  The MIP imposes certain restrictions on the Plan.

The following events may limit the MIP’s ability to transact at contract value:

•	The Plan’s failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
•	Any communication given to Plan participants designed to influence participants to transfer assets out of the MIP or not to invest in the MIP
•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the MIP’s cash flow
•	Any transfer of assets from the MIP directly into a competing investment option
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions
•	Complete or partial termination of the Plan or its merger with another plan
•	Any substantive modifications of the MIP or the administration of the MIP that is not consented to by the wrap issuer

The MIP is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets that are not otherwise invested in money market funds.  For example, this could result from the MIP’s inability to promptly find a replacement wrap contract following termination of a wrap contract.  The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.  In the event that an issuer of a wrap contract fails to perform as intended, the MIP’s NAV may decline if the market value of its assets declines.

Plan management believes the occurrence of events and circumstances that would cause the MIP to transact at less than contract value is not probable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The SSgA S&P 400 MidCap Index Fund (“Mid Cap Fund”) and the Winslow Large Cap Growth Fund (“Large Cap Fund”) are valued based on the underlying investments at fair value (NAV), which are primarily common stock and collective investment funds.  The fair value is generally determined as the amount that could reasonably be expected to be realized from an orderly disposition of securities and other financial instruments over a reasonable period of time. By its nature, a fair value price is a good faith estimate of the valuation in a current sale and does not reflect an actual market price, which may be different by a material amount. Equity investments for which market quotations are readily available are valued at the last reported sale price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of the last published sale price or the mean between the last reported bid and ask prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates fair value. Investments in registered investment companies (other than those that are exchange traded) or collective investment funds, if any, are valued at their respective net asset value.

The investment objective of the Mid Cap Fund is to seek an investment return that approximates as closely as practicable, before expenses, the performance of the S&P MidCap 400 Index over the long-term.

The investment objective of the Large Cap Fund is to seek long-term capital appreciation by investing primarily in U.S. large-cap growth companies. The Large Cap Fund may invest up to 20% of its net assets in non-U.S. equity securities, including securities of emerging market issuers.

Both the Mid Cap Fund and the Large Cap Fund allow for daily liquidity with no additional days notice required for redemption for participant directed transactions. Were the Plan to initiate a full redemption of the Mid Cap Fund or the Large Cap Fund, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly manner.

Notes Receivable from Participants - The notes receivable from participants are valued at their outstanding balances plus any accrued but unpaid interest, which approximate fair value.  Delinquent notes receivable are reclassified as participant withdrawals based upon terms of the Plan document.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (continued)

Risks and Uncertainties - The Plan provides for investments in various investment options that are, in general, exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Benefit Payments - Benefits are recorded when paid.

Plan Administrative Expenses - Expenses attributable to investments earmarked to a participant’s account and fees associated with specific participant transactions, including loan application fees, are charged to that account to the extent specified by the Plan Administrator.  Various administrative costs of maintaining the Plan are paid by the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Adoption of new accounting standards – On May 1, 2015 the FASB issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient.  Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV.  The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient.  The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient.  Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 2 - Summary of Significant Accounting Policies (continued)

Other accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial statements upon adoption.

Note 3 - Investments

As of December 31, investments representing 5 percent or more of the Plan’s assets are as follows:

	2014	2013
Mutual funds:
Invesco Comstock R5	$22,166,916	$-
MainStay Large Cap Growth Fund	-	27,732,901
Van Kampen Comstock A Fund	-	20,643,638
PIMCO Total Return Institutional Fund	13,801,723	-
PIMCO Total Return Administration Fund	-	12,921,362
Fidelity Diversified International K Fund	13,179,491
Fidelity Diversified International Fund	-	14,035,950
Fidelity Puritan K Fund	16,513,775	-
Fidelity Puritan Fund	-	14,569,530
Fidelity Spartan 500 Index Institutional	16,126,411	13,184,818

Common collective trust funds:
Winslow Large Cap Growth	29,125,862	-
SSgA S&P 400 Mid-Cap Index Fund	12,388,563	11,196,437
Fidelity Managed Income Portfolio Fund (1)	13,889,276	13,651,610

Domino's Pizza, Inc. common stock fund:
Domino's Pizza common stock	44,976,635	38,599,815
Interest bearing cash account	1,904,804	1,511,204

(1)	The Fidelity Managed Income Portfolio Fund is reported at contract value. All other investments are reported at fair value.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 4 - Tax Status

The Plan obtained its latest tax determination letter dated May 24, 2011, applicable for amendments adopted through December 17, 2009, in which the Internal Revenue Service stated that the Plan and the related trust, as then designed, were in compliance with the applicable requirements of the Code if certain additional amendments were adopted.  Those additional amendments were made on August 17, 2011. In the opinion of the Plan Administrator, the Plan is currently designed and being operated in all material respects, in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust is tax-exempt.

Management is not aware of any uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to tax examinations for years prior to 2011.

Note 5 - Party-in-interest Transactions

The Company, the participants, and the Trustee have all been identified as parties-in-interest.  The Plan invests in shares of mutual funds, a common collective trust fund managed by the Trustee, as well as shares of the Company’s common stock.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.  Participant loans also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.  Certain administrative expenses of the Plan are paid by the Company and qualify as party-in-interest transactions.

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 6 - Differences Between Financial Statements and Form 5500

The differences between the amounts presented on pages 3 and 4 of these financial statements and the related Form 5500 filed with the Department of Labor are attributable to adjustments made by the Plan Administrator to adjust from fair value to contract value for fully benefit-responsive investment contracts on the statement of changes in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net assets available for plan benefits per the financial statements	$198,551,523	$182,756,815

Adjustment to fair value for Fidelity Managed Income Portfolio Fund	206,024	208,921

Net assets available for plan benefits per Form 5500	$198,757,547	$182,965,736

The following is a reconciliation of the net increase in net assets available for plan benefits per the financial statements for the year ended December 31, 2014 to Form 5500:

Net increase in net assets available for plan benefits per the financial statements	$15,794,708

Add: Adjustments from contract value to fair value for fully benefit-responsive investment contract at December 31, 2014	206,024

Less: Adjustments from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	(208,921)

Total net increase in net assets available for plan benefits per the Form 5500	$15,791,811

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 7 – Fair Value

Fair value measurements enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Company classifies and discloses assets and liabilities carried at fair value in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The asset or liability’s fair value measurements level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. For details on the procedures used to value our investments in common collective trust funds, refer to our disclosures in Note 2.

Disclosures concerning assets measured at fair value at December 31, 2014 are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2014

Mutual funds:
Index funds	$16,126,411	$-	$-	$16,126,411
Growth funds	59,486,814	-	-	59,486,814
Other mutual funds	15,900,207	-	-	15,900,207
Total mutual funds	91,513,432	-	-	91,513,432

Common collective trust funds:
Winslow Large Cap Growth Fund	-	29,125,862	-	29,125,862
SSgA S&P 400 Mid Cap Index Fund	-	12,388,563	-	12,388,563
Fidelity Managed Income Portfolio	-	14,095,300	-	14,095,300
Total common collective trust funds	-	55,609,725	-	55,609,725

Domino's Pizza, Inc. Stock Fund:
Domino's Pizza common stock	44,976,635	-	-	44,976,635
Interest bearing cash account	1,904,804	-	-	1,904,804
Total assets at fair value	$138,394,871	$55,609,725	$-	$194,004,596

Domino’s Pizza 401(k) Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Note 7 – Fair Value (continued)

Disclosures concerning assets measured at fair value at December 31, 2013 are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2014

Mutual funds:
Index funds	$13,184,818	$-	$-	$13,184,818
Growth funds	85,090,415	-	-	85,090,415
Other mutual funds	14,875,333	-	-	14,875,333
Total mutual funds	113,150,566	-	-	113,150,566

Common collective trust funds:
SSgA S&P 400 Mid Cap Index Fund	-	11,196,437	-	11,196,437
Fidelity Managed Income Portfolio	-	13,860,531	-	13,860,531
Total common collective trust funds	-	25,056,968	-	25,056,968

Domino's Pizza, Inc. Stock Fund:
Domino's Pizza common stock	38,599,815	-	-	38,599,815
Interest bearing cash account	1,511,204	-	-	1,511,204
Total assets at fair value	$153,261,585	$25,056,968	$-	$178,318,553

Note 8 – Subsequent Events

The Plan evaluated its December 31, 2014 financial statements for subsequent events through the date the financial statements were to be issued. The Plan is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Domino’s Pizza 401(k) Savings Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN – 38-3495003, Plan No. 004

December 31, 2014

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

	Mutual funds:
Fidelity Investments*	Fidelity Puritan K Fund	**	$16,513,775
Fidelity Investments*	Fidelity Diversified International K Fund	**	13,179,491
Fidelity Investments*	Fidelity Spartan 500 Institutional Index Fund	**	16,126,411
Harding Loevner Funds	Harding Loevner Institutional Emerging Markets	**	2,098,484
Boston Trust Funds	Boston Trust Small Cap Fund	**	7,626,632
PIMCO Funds	PIMCO Total Return Institutional Fund	**	13,801,723
Invesco Funds	Invesco Comstock R5	**	22,166,916

	Common collective trust funds:
SEI Trust Company	Winslow Large Cap Growth	**	29,125,862
State Street Global Advisors	SSgA S&P 400 Mid Cap Index Fund	**	12,388,563
Fidelity Investments*	Fidelity Managed Income Portfolio Fund	**	14,095,300

Fidelity Investments*	Employer securities - Domino's Pizza, Inc. Common Stock Fund:
	Domino's Pizza common stock		44,976,635
	Interest bearing cash account	**	1,904,804
	Total investments		194,004,596

	Notes receivable from participants***		4,752,951

	Total Assets Held at End of Year		$198,757,547

*	Party-in-interest
**	Historical cost information is not required for participant-directed investments
***	Party-in-interest. Interest rates on notes receivable range from 4.25% to 11.00%.

Domino’s Pizza 401(k) Savings Plan

Delinquent Participant Contributions

Form 5500, Schedule H, Item 4a

EIN – 38-3495003, Plan No. 004

December 31, 2014

Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$78,053.34	$-	$-	$-	$78,053.34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Domino’s Pizza 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINO’S PIZZA 401(K) SAVINGS PLAN
(Name of Plan)

Date: June 22, 2015	/s/ Michael T. Lawton
Michael T. Lawton
Chief Financial Officer
Domino’s Pizza, Inc.